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                                                                       EXHIBIT 4

                                                                  ARV LETTERHEAD

                                January 5, 1998

Dear Shareholder:

     By now you have heard their pitch -- vote for us and you will get $17.50 per share in immediate cash. I am writing to tell you, DON'T BE FOOLED. DON'T VOTE FOR EMERITUS'S SLATE.

     We don't believe that Emeritus is offering you $17.50 in immediate cash. They are offering you a pig in a poke. Their offer is filled with condition after condition that gives Emeritus in its sole discretion the right to walk away from that offer. And, if they do, or perhaps I should say when they do, what will you have? You will not receive $17.50 in cash. You may get less cash, or Emeritus stock instead of cash. Even worse, victory by an Emeritus slate triggers a default in more than one-half of ARV's leases on existing facilities, an event which jeopardizes ARV's right to occupy the leased premises and is almost certain to result in significantly higher lease costs to ARV. Thus, if Emeritus fails to consummate any transaction with ARV (as occurred recently when Emeritus attempted a friendly merger with another assisted living company), you may be left with ARV stock devalued by the potential loss of properties due to terminated leases or the likely huge additional expenses resulting from the forced renegotiation of a significant number of those leases.

     If you vote for Emeritus's slate, one thing you know you will have is a board of directors whose primary loyalty is to Emeritus, not to you. Ask yourself, when that board is in place, how will your investment be protected? DON'T BE FOOLED. DON'T VOTE FOR EMERITUS'S SLATE.

     A little over one month ago, I took the job as your Chairman and Chief Executive Officer because I believed in ARV; I believed in the opportunity it has to thrive in a market that is certain to grow in the coming years; I believed in the opportunity created by ARV's strategic relationship with Lazard Freres; and, I believed that new leadership would make a difference at a company that had lost focus and was underperforming in part due to a lack of strategic direction.

     I am convinced more than ever that I was right. In the short time since I joined the Company, ARV has received an offer to buy its Rehab Therapy business. The sale of this business by ARV will be accretive to earnings on a continuing basis as a result of continuing contracts with the buyer to provide rehabilitation services to ARV facilities. We have also acquired one new development property and decided to commence construction on a second, both of which I am confident will increase our earnings in 1999. And, we have begun to cut our overhead expenses. ALL THAT IN MY FIRST COUPLE OF WEEKS.

     Now, we are in the process of cementing a strategic relationship with Kapson Senior Quarters, a leading East Coast based assisted living provider, so that ARV can reduce its development costs and at the same time increase its earning potential through the addition of new sites to manage and lease. We have also sold an existing community that was a drain on our earnings and a development site that does not fit our current cluster strategy. We are now exploring acquisitions of new facilities that could increase our market penetration in some of our key markets. ALL THAT IN ONE MONTH.

     As an investor, or as the custodian of the money of those for whom you invest, you must decide whom you want to run this company. Do you want Emeritus, with its illusory promise of immediate cash, its reckless proxy contest which exposes over one-half of ARV's leases to default and thus termination or renegotiation, its own track record of missing earnings estimates and a stock that in 1996 and 1997 underperformed its peers dramatically? OR, do you want your Board members, many of whom have significant holdings of ARV stock, and your new CEO, who chose your company because of the significant opportunity it presents? I think the choice is clear.

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                         THE EMERITUS OFFER IS A PLOY;
            THEY WILL NOT PAY YOU $17.50 PER SHARE IN IMMEDIATE CASH

     Your Board has considered Emeritus's tender offer and determined that it is not in the best interests of ARV's shareholders. Why? First, there are obvious concerns about the price, given the opportunities that your Board and I believe lie ahead for ARV. But, even more importantly, your Board believes the offer is simply not a real one for $17.50 per share in cash. The Emeritus offer is hopelessly conditional. Among other things, it is subject to Emeritus obtaining $400 million of financing on terms satisfactory to it in its sole discretion. What kind of an offer is that?

     On December 23, I wrote to Emeritus asking it to provide us information that would enable your Board to assess the likelihood that Emeritus would obtain the financing it needs on terms satisfactory to it. When they finally answered me last Friday, they refused to show us their commitment letters, refused to say anything about their financing arrangements after the first $110 million and provided ARV a lengthy list of the "more significant conditions" to obtaining a loan for even that $110 million tranche. The list includes at least two conditions we are nearly certain will provide Emeritus's financial institution the right to walk away if Emeritus gains control of ARV's Board of Directors. In fact, one of the conditions is that there be no material adverse change in ARV's business. However, as Emeritus knows only too well, if it buys ARV, or even elects its nominees to ARV's Board, a material adverse change in ARV's business will occur because of the defaults occasioned in ARV's leases upon a change of control.

     Another condition of the offer makes clear that it is not a real cash offer of $17.50 per share. Emeritus states that its offer is conditioned on rescission of the issuance of shares to Lazard Freres pursuant to ARV's redemption of the $60 million note owed to Lazard Freres. The only way this can happen is through a final court order compelling Lazard Freres to deliver the shares back to ARV in exchange for a re-executed $60 million note. This simply cannot happen any time soon. Do you seriously believe that Lazard Freres will not appeal any adverse ruling? So, you have to ask yourself, is Emeritus making an offer to buy your shares or not?

     If you read Emeritus's tender offer document closely, you will see that Emeritus calculates that it would cost Emeritus $14 million more to buy ARV if the issuance of those shares is not cancelled. Emeritus goes on to reserve the right to reduce the price it is willing to pay to ARV's shareholders by this $14 million if the issuance of the shares is not cancelled. This is a reduction of almost $.85 per share After reviewing this language, your Board concluded that Emeritus had framed its offer to give it two more ways out (in addition to the financing out I've already discussed); first, Emeritus can simply walk away because there will be no final court order by the end of January cancelling the shares Lazard Freres now owns and, second, it can cancel its offer and reduce the price it is willing to pay in any new offer from $17.50 per share to at least $16.65 per share.

     So, you might ask, what is Emeritus's plan? Good question. Again, on December 29, I wrote to Emeritus asking its CEO to tell me what it plans to do when, inevitably, it becomes clear that there will be no final court order any time soon that requires Lazard Freres to return the shares it now owns. The response I got was flabbergasting. If this occurs, Emeritus said, the ARV Board will have an opportunity to react to a change in the purchase price. BUT IF EMERITUS HAS ITS WAY, ITS NOMINEES WILL CONTROL ARV'S BOARD AND BE IN A POSITION TO ACCEPT THAT REDUCED PRICE.

     Your Board and its financial and legal advisors have carefully reviewed the Emeritus tender offer and the letter they sent us regarding their financing. I could go on and on describing the multiple unusual conditions that Emeritus has attached to its offer or that operate as an escape hatch for Emeritus's financiers. But what is critical is that, after a careful review, your Board has concluded that the odds of Emeritus paying you $17.50 per share in immediate cash are remote.

     Believe it or not, there is even more evidence, apart from all of the conditions to the Emeritus tender offer, to support our view that Emeritus does not intend to pay you $17.50 cash for your shares. Emeritus has been pursuing ARV since last June. At each step of the way, Emeritus has suggested in writing or orally that what it really believes to be in its best interests is a stock for stock merger.

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     DON'T BE FOOLED. DON'T VOTE FOR EMERITUS'S SLATE. EMERITUS IS NOT GOING TO
PAY YOU $17.50 PER SHARE IN IMMEDIATE CASH IF YOU ELECT ITS SLATE OF DIRECTORS.

                        ELECTING EMERITUS' NOMINEES WILL
                  SIGNIFICANTLY HARM ARV'S FINANCIAL CONDITION

     If Emeritus receives enough proxies to elect its slate of directors, ARV may well suffer serious financial consequences. At least 18 of ARV's 32 leases on its existing assisted living facilities have change of control provisions that will be triggered if control of ARV's Board shifts to Emeritus's nominees. These change of control provisions allow the landlords to declare ARV's tenancy terminated. What will happen if these provisions are triggered? It is quite possible that a number of these leases will be terminated. Even if the leases are not terminated, ARV believes that, at a minimum, the landlords will seek to renegotiate lease terms to bring the rental rates up to market levels and to take into account the additional risk to them of doing business with an entity controlled by Emeritus. (Emeritus, after all, is in extremely weak financial condition -- it is losing money at a rate of $20 million per year and its stock has been flat for two years while its peer group has more than doubled in value.) ARV estimates that, even if we lose none of the facilities, our lease costs could rise by as much as $3 million per year simply by electing Emeritus's nominees to the Board. And, of course, this change in our lease costs will give Emeritus and its financiers the right to walk away from their offer.

     But something even more sinister could happen. Emeritus knows about these provisions because it leases from some of the same landlords as ARV. When the landlords come knocking on ARV's door to obtain increased rents, who will be there? The answer is directors nominated by Emeritus, one of ARV's main competitors. What is to stop the Emeritus nominees from simply failing to reach agreement with these landlords, while Emeritus itself calls on those landlords and offers them a better price for their facilities? If you elect Emeritus's nominees, this could happen to ARV. Sure, you would have a lawsuit for breach of fiduciary duty (if you could prove the facts) but, ask yourself, are you willing to play this kind of Russian roulette with your investment in ARV? If you vote for Emeritus' nominees and this happens, how will you explain your vote to the people who have entrusted you with their money?

     DON'T BE FOOLED. DON'T PLAY RUSSIAN ROULETTE WITH YOUR INVESTMENT IN ARV. DON'T VOTE FOR EMERITUS'S SLATE.

     Emeritus wants you to vote for their slate supposedly so that slate can then implement its proposed merger with ARV. But, we all know that deals often do not close. In the case of a highly conditional, extremely leveraged transaction like that proposed by Emeritus, there is an even greater likelihood that no transaction will ever occur. This very thing has happened in a 1996 merger proposed by Emeritus with another assisted living company. Who then will run your company? Certainly not the nominees proposed by Emeritus. You, the ARV shareholders, will be left to pick up the pieces of a stock that has been battered by lease renegotiations or defaults (triggered by the election of the Emeritus nominees) and the absence of a business plan and a management to implement a plan. What rational investor would take this risk?

     WE URGE YOU TO RE-ELECT YOUR CURRENT BOARD OF DIRECTORS. PLEASE SIGN, DATE AND PROMPTLY MAIL THE WHITE PROXY CARD THAT YOU RECEIVED OR WILL RECEIVE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THANK YOU FOR YOUR SUPPORT.

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                                   IMPORTANT

DO NOT VOTE ANY BLUE PROXY CARDS YOU MAY RECEIVE FROM EMERITUS
CORPORATION -- NOT EVEN TO WITHHOLD ON THE EMERITUS NOMINEES. DOING SO MAY HAVE THE EFFECT OF CANCELING YOUR VOTE FOR ARV'S NOMINEES. ALSO, DO NOT VOTE ANY GOLD PROXY CARDS.

TO BE CERTAIN YOUR VOTE WILL COUNT FOR ARV'S NOMINEES, PLEASE MARK, SIGN, DATE AND PROMPTLY MAIL ARV'S WHITE PROXY CARD THAT YOU RECEIVED OR WILL RECEIVE IN THE ENCLOSED ENVELOPE.

                                          On Behalf of your Board of Directors,

                                          Sincerely,

                                          /s/ HOWARD G. PHANSTIEL
                                                     Howard Phanstiel

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